Exhibit 99.5

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	15:48 01-Mar-06

RNS Number:1478Z
Wolseley PLC
01 March 2006

Block Listing Six-Monthly Return

1 Name of company:
Wolseley plc

2 Name of Scheme:
Wolseley Irish Sharesave Scheme 2000

3 Period of Return – From:
1 September 2005
To:
28 February 2006

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
484

5 Number of shares issued/allotted under scheme during period:
2,195

6 Balance under scheme not yet issued/allotted under scheme at end of period:
48,289*

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

110,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)

25,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)

35,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402 (utilised)

*50,000 Ordinary 25p shares listed on 30.09.2005 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
595,182,856

Contact name for queries:
M J White

Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:
M J White

Position of person making return:
Group Company Secretary & Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END